82-5779

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

02049512

August 23, 2002

SUPPL

02 AUG 27 AM 8:

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 8/27

The information set forth below is a summary of documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that exchange) or distributed to its securities holders:

1. On July 24, 2002, the Company published its second quarter sales results in *Bulletin des Annonces Legale Obligatoires* ("BALO"), a journal of mandatory legal notices. As the publication of these results in the BALO was in the French language only, a copy of the publication is not being furnished to the SEC. However, a copy of the Company's English language press release announcing its second quarter sales results was previously furnished to the SEC by letter dated July 22, 2002.

2. On August 22, 2002, the Company, issued a press release announcing its agreement to sell the mail order business of its subsidiary Guilbert to Staples, Inc. A copy of the English version of this press release is attached as Appendix A to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

PINAULT PRINTEMPS-REDOUTE

Paris, 22 August, 2002

PPR TO SELL GUILBERT's MAIL ORDER BUSINESS TO THE US OFFICE SUPPLIES RETAILER STAPLES

In line with its strategy, PPR Group is to sell the mail order business of its subsidiary Guilbert, European leader in the distribution of office supplies and furniture for companies, to Staples, Inc.. The division includes the following European operations: JPG and Bernard in France and in Belgium, Neat Ideas in the United Kingdom, Kalamazoo in Spain and Mondoffice in Italy. In 2001, sales for these companies totalled EUR 441 million.

Staples will pay EUR 825 million which includes the repayment of all outstanding indebtedness for the business and represents a multiple of almost 16 times the forecasted 2002 Ebit. Capital gains excluded, it will have a slightly positive impact on the Group's net earnings per share.

The sale is subject to the approval of the appropriate EU authorities.

Guilbert, European leader in the distribution of office supplies and furniture for companies, will continue to develop its contract distribution business which had 2001 sales of EUR 1.4 billion and is present in 9 European countries.

About Staples:

Staples, Inc. is an USD 11 billion retailer of office supplies, business services, furniture and technology to consumers and businesses from home-based business to Fortune 500 companies in the United States, Canada, the United Kingdom, Germany, the Netherlands and Portugal. Headquartered outside Boston, Staples invented the office superstore concept and today is the largest operator of office superstores in the world. The company has approximately 53,000 associates serving customers through more than 1,400 office superstores, mail order catalogs, e-commerce and a contract business. More information on the company is available at http://www.staples.com.

About Guilbert:

Guilbert is the European leader in distribution of office supplies and office furniture, with 2001 sales of EUR 1.8 billion generated in 9 European countries and 7,350 members of staff across its two distribution channels:

- contract sales, with a network of 1,500 agents that deal directly with major accounts and medium-sized companies in Europe, and over 9,500 listed products including 2,400 products under Guilbert's own brand, Niceday;
- mail order sales, through JPG and Bernard (France and Belgium), Neat Ideas (UK), Kalamazoo (Spain) and Mondoffice (Italy) and which accounted for some 73 million catalogues distributed in 2001.

CONTACTS

Press:	Juliette Psaume	+33 1 44 90 63 02
Analysts/Investors:	Alexandre de Brettes	+33 1 44 90 61 49

Press site:	www.pprpress.com
Analysts/Investors site:	www.pprfinance.com